Norfolk Southern Corporation and Subsidiaries
Consolidated Statements of Income
(Unaudited)
($ millions except per share)

		Three Months Ended Sept. 30,		
		2006		**2005**
Railway operating revenues:				
Coal	$	595	$	546
General merchandise		1,283		1,138
Intermodal		515		471
Total railway operating revenues		**2,393**		**2,155**
Railway operating expenses:				
Compensation and benefits		624		629
Materials, services and rents		472		462
Conrail rents and services		30		31
Depreciation		186		195
Diesel fuel		257		189
Casualties and other claims		50		59
Other		59		62
Total railway operating expenses		**1,678**		**1,627**
Income from railway operations		715		528
Other income – net		41		32
Interest expense on debt		120		119
Income before income taxes		636		441
Provision for income taxes:				
Current		235		86
Deferred		(15)		54
Total income taxes		220		140
Net income	$	**416**	$	**301**
Earnings per share:				
Basic	$	1.04	$	0.74
Diluted	$	1.02	$	0.73
Average shares outstanding (000's):				
Basic		402,048		404,261
Diluted		409,922		412,335

See notes to consolidated financial statements.

Norfolk Southern Corporation and Subsidiaries
Consolidated Statements of Income
(Unaudited)
($ millions except per share)

| | Nine Months Ended Sept. 30, | | | |
	2006		2005	
Railway operating revenues:				
Coal	$	1,738	$	1,591
General merchandise		3,872		3,372
Intermodal		1,478		1,307
Total railway operating revenues		**7,088**		**6,270**
Railway operating expenses:				
Compensation and benefits (note 1)		1,982		1,857
Materials, services and rents		1,414		1,344
Conrail rents and services		93		97
Depreciation		551		582
Diesel fuel		748		501
Casualties and other claims (note 4)		168		177
Other		189		189
Total railway operating expenses		**5,145**		**4,747**
Income from railway operations		1,943		1,523
Other income – net		109		43
Interest expense on debt		361		373
Income before income taxes		1,691		1,193
Provision for income taxes:				
Current		637		267
Deferred (note 3)		(42)		7
Total income taxes		595		274
Net income (note 2)	$	**1,096**	$	**919**
Earnings per share:				
Basic	$	2.68	$	2.28
Diluted	$	2.62	$	2.24
Average shares outstanding (000's):				
Basic		409,333		403,066
Diluted		418,160		410,737

See notes to consolidated financial statements.

Norfolk Southern Corporation and Subsidiaries
Consolidated Balance Sheets
(Unaudited)
($ millions)

	Sept. 30, 2006	Dec. 31, 2005
Assets		
Current assets:		
Cash, cash equivalents and short-term investments	$ 803	$ 1,257
Accounts receivable – net (note 4)	1,027	931
Materials and supplies	158	132
Deferred income taxes	176	167
Other current assets	52	163
Total current assets	2,216	2,650
Investments	1,779	1,590
Properties less accumulated depreciation	20,970	20,705
Other assets (note 4)	1,013	916
Total assets	**$ 25,978**	**$ 25,861**
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable (note 4)	$ 1,168	$ 1,163
Income and other taxes	272	231
Other current liabilities	265	213
Current maturities of long-term debt	484	314
Total current liabilities	2,189	1,921
Long-term debt	6,141	6,616
Other liabilities (note 4)	1,489	1,415
Deferred income taxes	6,580	6,620
Total liabilities	**16,399**	**16,572**
Stockholders' equity:		
Common stock $1.00 per share par value	418	431
Additional paid-in capital	1,240	992
Unearned restricted stock	--	(17)
Accumulated other comprehensive loss	(87)	(77)
Retained income	8,028	7,980
	9,599	9,309
Less treasury stock at cost, 20,790,517 and 20,833,125 shares, respectively	(20)	(20)
Total stockholders' equity	**9,579**	**9,289**
Total liabilities and stockholders' equity	**$ 25,978**	**$ 25,861**

See notes to consolidated financial statements.

Norfolk Southern Corporation and Subsidiaries
Consolidated Statements of Cash Flows
(Unaudited)
($ millions)

		Nine Months Ended Sept. 30,	
		__2006__	__2005__
Cash flows from operating activities:			
Net income	$	1,096	$ 919
Reconciliation of net income to net cash provided by operating activities:			
Depreciation		560	591
Deferred income taxes		(42)	7
Equity in earnings of Conrail		(20)	(28)
Gains on properties and investments		(40)	(26)
Changes in assets and liabilities affecting operations:			
Accounts receivable		(96)	(112)
Materials and supplies		(26)	(33)
Other current assets		84	106
Current liabilities other than debt		146	93
Other – net		55	85
Net cash provided by operating activities		1,717	1,602
Cash flows from investing activities:			
Property additions		(862)	(578)
Property sales and other transactions		86	55
Investments, including short-term		(1,504)	(1,232)
Investment sales and other transactions		1,739	553
Net cash used for investing activities		(541)	(1,202)
Cash flows from financing activities:			
Dividends		(207)	(141)
Common stock issued – net		240	114
Purchase and retirement of common stock (note 5)		(916)	--
Proceeds from borrowings		--	332
Debt repayments (note 6)		(312)	(863)
Net cash used for financing activities		(1,195)	(558)
Net decrease in cash and cash equivalents		(19)	(158)
Cash and cash equivalents:			
At beginning of year		289	467
At end of period		270	309
Short-term investments at end of period		533	741
Cash, cash equivalents and short-term investments at end of period	$	803	$ 1,050
Supplemental disclosure of cash flow information			
Cash paid during the period for:			
Interest (net of amounts capitalized)	$	300	$ 330
Income taxes (net of refunds)	$	483	$ 161

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS:

1. ADOPTION OF SFAS 123(R), "SHARE-BASED PAYMENT"
   Effective January 1, 2006, NS adopted Statement of Financial Accounting Standards, No. 123(R), "Share-Based Payment," [SFAS 123(R)]. This statement applies to awards granted, modified, repurchased or cancelled after the effective date as well as awards that are unvested at the effective date and includes, among other things, the requirement to expense the fair value of stock options. As a result of the implementation of SFAS 123(R), compensation and benefits expense in the first nine months of 2006 included $24 million for the accelerated recognition of awards granted to retirement eligible employees and $10 million for stock options granted to non-retirement eligible employees.

2. SETTLEMENTS OF COAL RATE CASES
   In the second quarter of 2005, NS entered into settlement agreements with two utility customers that resolved their rate transportation rate cases before the Surface Transportation Board (STB). As a result of the settlements, NS recognized additional revenue related to the period in dispute, which net of associated expenses and income taxes increased second-quarter net income by $24 million, or 6 cents per diluted share.

3. REDUCTION OF DEFERRED TAXES
   In the second quarter of 2005, Ohio enacted tax legislation that phases out its Corporate Franchise Tax, which was generally based on federal taxable income, and phases in a new gross receipts tax called the Commercial Activity Tax, which is based on current year sales and rentals. The elimination of the Corporate Franchise Tax resulted in a reduction of NS' deferred income tax liability in the second quarter, as required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which increased net income by $96 million, or 23 cents per diluted share.

4. GRANITEVILLE DERAILMENT
   In the first quarter of 2005, NS recorded a liability related to the Jan. 6, 2005, derailment in Graniteville, SC. The liability, which includes a current and long-term portion, represents NS' best estimate based on current facts and circumstances. The estimate includes amounts related to business property damage and other economic losses, personal injury and individual property damage claims as well as third-party response costs. NS' commercial insurance policies are expected to cover expenses related to this derailment above NS' self-insured retention, including its own response costs and legal fees. Accordingly, the Consolidated Balance Sheet reflects a current and long-term receivable for estimated recoveries from its insurance carriers.

   Results for the first nine months of 2005 include approximately $39 million of expenses related to this incident, which represents NS' retention under its insurance policies and other uninsured costs, and which reduced net income by approximately $24 million, or 6 cents per diluted share.

   While it is reasonable to expect that the liability for covered losses could differ from the amount recorded, such a change would be offset by a corresponding change in the insurance receivable. As a result, NS does not believe that it is reasonably likely that its net loss (the difference between the liability and future recoveries) will be materially different than the loss recorded in 2005. NS expects at this time that insurance coverage is adequate to cover potential claims and settlements above its self-insurance retention.

5. STOCK REPURCHASE PROGRAM
   In November 2005, NS' Board of Directors authorized the repurchase of up to 50 million shares of NS common stock through the end of 2015. During the first nine months of 2006, cash flows from financing activities included $916 million for the purchase and retirement of 20.7 million shares of common stock under this program.

6. DEBT EXCHANGE
   In the second quarter of 2005, NS issued $717 million of new unsecured notes ($350 million at 5.64% due 2029 and $367 million at 5.59% due 2025) and paid $218 million of premium in exchange for $717 million of its previously issued unsecured notes ($350 million at 7.8% due 2027, $200 million at 7.25% due 2031, and $167 million at 9.0% due 2021). The $218 million cash premium payment is reflected as a reduction

of debt in the Statement of Cash Flows and is being amortized as additional interest expense over the terms of the new debt.